Exhibit 99.1

ASX/NASDAQ ANNOUNCEMENT

Benitec to Host Investor Webinar on the Company’s Oculopharyngeal Muscular Dystrophy (OPMD) Program

-	Details on the Company’s OPMD program and roadmap to be presented by Benitec Management Team
-	Discussion on disease and market to be presented by internationally renowned key opinion leader Bernard Brais from the Montreal Neurological Institute

Sydney, Australia, 3 May 2018: Benitec Biopharma Limited (ASX:BLT; NASDAQ:BNTC; NASDAQ:BNTCW) today announced that it will host a conference call and webcast for investors and analysts on 15 May 2018 at 4:30pm U.S. EST / 16 May 2018 at 6:30am Australian EST. The presentation will provide a detailed overview of oculopharyngeal muscular dystrophy (OPMD), Benitec’s BB-301 gene therapy construct, as well as the associated market opportunity and product pipeline. Details of the presentation are as follows:

•	Date and Time: Tuesday, 15 May 2018 at 4:30pm U.S. EDT / Wednesday, 16 May 2018 at 6:30am Australian EST

•	Registration Link: https://register.gotowebinar.com/register/8868899774141644803

•	Participants:
-	Greg West, Chief Executive Officer at Benitec Biopharma Ltd
-	David Suhy, PhD, Chief Scientific Officer at Benitec Biopharma Ltd
-	Georgina Kilfoil, Chief Development Officer at Benitec Biopharma Ltd
-	Bernard Brais, MDCM, MPhil, PhD, FRCP, Co-Director at Montreal Neurological Institute

Benitec will provide pertinent new data on BB-301, its unique single vector “silence and replace” based approach to treat OPMD, as well as outline future guidance on next steps in the development process and delivery timeline targets. Dr. Bernard Brais will provide an overview of OPMD, specifically its prevalence, appropriate diagnosis, progression of the disease and more. Leveraging his significant subject matter expertise as a career neurologist, he will discuss the unique causes and traits of OPMD. He will highlight the global OPMD patient population and therefore potential market for Benitec’s BB-301. Bernard Brais MDCM, MPhil, PhD, FRCP, is a leading neurologist and Professor of Neurology and Human Genetics at McGill University, Director of the CHUM Ataxia Centre in Montreal, and Co-Director of the Rare Neurological Diseases Group of the Montreal Neurological Institute, one of the leading institutions in this disease area.

Mr. West commented, “As we continue to progress BB-301 towards the clinic we recognize substantial market opportunities for this program. The Orphan Drug Designation in both the U.S. and EU, along with the positive discussions with regulatory agencies in multiple countries, may expedite the development process. I look forward to providing a detailed overview of our progress during the OPMD investor call.”

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 |

e: info@benitec.com | www.benitec.com

For more information and to register for the webinar, please contact the persons below or visit https://register.gotowebinar.com/register/8868899774141644803. The event will also be recorded and available for on-demand viewing in the For Investors section at www.benitec.com.

Australia Investor Relations	United States Investor Relations
Market Eye Orla Keegan Director Tel: +61 (2) 8097 1201 Email: orla.keegan@marketeye.com.au	M Group Strategic Communications Jay Morakis Managing Director Tel: +1 212.266.0191 Email: jmorakis@MGroupSC.com

About Benitec Biopharma Limited:

Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) is a biotechnology company developing innovative therapeutics based on its patented gene-silencing technology called ddRNAi or 'expressed RNAi'. Benitec Biopharma is based in Sydney, Australia with laboratories in Hayward, California (USA). The Company is developing ddRNAi-based therapeutics for chronic and life-threatening human conditions including OPMD, head & neck squamous cell carcinoma, retinal based diseases and hepatitis B.

About OPMD:

OPMD is a rare inherited myopathy characterized by dysphagia (difficulty in swallowing), the loss of muscle strength, and weakness in multiple parts of the body. Patients typically suffer from severe dysphagia, ptosis (eye lid drooping), tongue atrophy, proximal lower limb weakness, dysphonia (altered and weak voice), limitation in looking upward, as well as facial muscle and proximal upper limb weakness. Progressing throughout that patient’s life, OPMD is not typically diagnosed until the individuals reach their late 40s. As the dysphagia becomes more severe, patients become malnourished, lose significant weight, become dehydrated and suffer from repeated incidents of aspiration pneumonia. The last two symptoms are often the cause of death. No cure is currently available for OPMD. The cricopharyngeal myotomy is the only treatment available to improve swallowing in these patients, but because the root cause of the genetic disease has not been addressed, the pharyngeal musculature still undergoes progressive degradation leading to the previously mentioned complications.

Safe Harbor Statement:

This press release contains "forward-looking statements" within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. Any forward-looking statements that may be in this ASX/Nasdaq announcement are subject to risks and uncertainties relating to the difficulties in Benitec’s plans to develop and commercialise its product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrolment and dosing in clinical trials, the timing of expected regulatory filings, the clinical utility and potential attributes and benefits of ddRNAi and Benitec’s product candidates, potential future out-licenses and collaborations, the intellectual property position and the ability to procure additional sources of financing. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 |

e: info@benitec.com | www.benitec.com